

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-mail
Luke M. Beshar
Senior Vice President and
Chief Financial Officer
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, NJ 07921

> **Re:** **NPS Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 15, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-23272**

Dear Mr. Beshar:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business
In-licensing Agreements, page 16

1. You disclose you have an in-license agreement with Daniel J. Drucker, MD, and his Canadian corporation 1149336 Ontario Inc. Please provide us with proposed disclosure for future filings that discloses all the material terms of this agreement, including the fees and other payments made to date; the amount of licensing fees and aggregate potential milestone payments payable; the amount of royalties payable expressed as a percentage or range within 10% (e.g. single digits, teens, twenties, etc.); and the duration of the agreement.

Patents and Other Proprietary Technology, page 18

2. We note that you have been issued a number of patents, including several patents covering technology related to parathyroid hormone as well as calcimimetics (including cinacalcet HCl) and calcium receptor technology that have expiration dates beginning in 2013. If any near-term patent expiration will have a material impact on your business, products or product candidates, please provide us with proposed expanded disclosure that discloses this impact. In addition, in order for investors to be able to better assess your patent expirations, please provide us with proposed disclosure that discloses the expiration date of your most material patent for each material product and product candidate.

Manufacturing, page 20

3. You disclose that you are dependent on third parties for the manufacture of your product candidates and injection devices and in most instances you are sole sourced to these manufacturers. Please provide us with proposed disclosure for future filings that discloses the material terms of each material manufacturing agreement, including, but not limited to your agreements with Boehringer Ingelheim Austria GmbH, Hospira Worldwide, Inc. and SynCo Bio Partners B.V. If you have additional manufacturing agreements upon which your business is substantially dependent, please file copies of those agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Notes to Consolidated Financial Statements
(2) Collaborative and License Agreements, page 64

4. Please revise your disclosure to describe each milestone and the related contingent consideration for your GSK and Nycomed agreements. Refer to ASC 605-28-50-2b.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Notes to Condensed Consolidated Financial Statements
(2) Collaborative and License Agreements
(a) Amgen Inc., page 7

5. Please provide us your analysis that allowed you to recognize the entire $25 million on the sale of royalty rights in the current period. Please include your consideration of ASC 470-10-25 in your explanation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Amy Reischauer, Staff Attorney, at (202) 551-3793 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant